

February 22, 2012

<u>Via E-Mail</u>
Mr. David F. DeVoe
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      Re: **News Corporation**
                           Form 10-K for the year ended June 30, 2011
                           Filed August 15, 2011
                           File No. 001-32352

Dear Mr. DeVoe:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Linda Cvrkel

                                  Linda Cvrkel
                                  Branch Chief